FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001



                          BROCKER TECHNOLOGY GROUP LTD.

                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                      Form 20-F   X                  Form 40-F
                               -------                        -------



[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes                          No   X
                             -------                     -------



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                          82
                                            -------


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission


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The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1       Material Change Report dated April 23, 2001
















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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        BROCKER TECHNOLOGY GROUP LTD.
                                        (Registrant)



April 24, 2201                          By: /s/ Andrew J. Chamberlain
Date                                        -------------------------
                                            Andrew J. Chamberlain
                                            Corporate Secretary

















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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission

                                     FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT

ITEM 1. REPORTING ISSUER

        Brocker Technology Group Ltd.
        2150 Scotia Place
        10060 Jasper Avenue
        Edmonton, Alberta
        T5J 3R8

ITEM 2. DATE OF MATERIAL CHANGE

        April 11, 2001

ITEM 3. NEWS RELEASE

        A press release was disseminated through the services of Canada News Wire on April 12, 2001.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        On April 11, 2001, at a Special General Meeting, the shareholders of the Corporation passed a Special Resolution to amend the Corporation's Articles to consolidate the outstanding shares of the Corporation on a one-for-four basis.

ITEM 5. COMPLETE DESCRIPTION OF MATERIAL CHANGE

        At the Special meeting of the shareholders held on April 11, 2001, the shareholders of Brocker Technology Group Ltd. passed a Special Resolution to amend the Articles of the Corporation to carry out a consolidation (reverse split) of the outstanding common shares of the Corporation, on the basis of one new share for each four old shares. The share consolidation was proposed by the Corporation to assist in regaining compliance with the continued inclusion requirements of the Nasdaq National Market, in particular, the requirement to maintain a minimum bid price of $1.00 per share. Whether the Corporation meets this requirement after giving effect to the consolidation will be dependent upon the prevailing market price after the shares begin trading on a consolidated basis.

        Before giving effect to the share consolidation the Corporation had 19,357,045 common shares outstanding. After the share consolidation the Corporation has 4,839,261 common shares outstanding, subject to adjustment for resulting fractions of shares. Both the numbers and share prices of all outstanding options, warrants and other pending share transactions will be adjusted on the same basis.

        Further information respecting the share consolidation and the Nasdaq continued inclusion requirements is set out in the Corporation's Information Circular dated March 6, 2001.

        All items relating to the share consolidation, including sending letters of Transmittal to registered shareholders, are expected to be completed before the end of April, 2001.

ITEM 6. RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

        Not applicable

ITEM 7. OMITTED INFORMATION

        Not applicable.

ITEM 8. SENIOR OFFICER

        Casey O'Byrne, Chairman of the Corporation, is knowledgeable about this material change and may be contacted respecting this Material Change at
        (780) 429-1010, for further information.

ITEM 9. STATEMENT OF SENIOR OFFICER

        The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 23rd day of April, 2001.


                                               /s/  "Andrew J. Chamberlain"
                                               ----------------------------
                                               ANDREW J. CHAMBERLAIN
                                               Corporate Secretary